FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Launches Sales Office in Beijing, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 2, 2007, in Kyoto, Japan

Nidec Launches Sales Office in Beijing, China

Nidec Corporation (NYSE: NJ) announced today that one of its wholly owned sales subsidiaries, Nidec (Shanghai) International Trading Co., Ltd., launched its new branch office in the City of Beijing, China on September 26, 2007.

North China, as represented by the Beijing-Tianjin region, is rapidly gaining significance as the world’s center of corporate manufacturing and R&D. The new sales office aims to accommodate the growing needs of Nidec’s existing and potential customers who operate in the region with a focus on automotive, information and communication products.

Outline of the New Sales Office

1. Company Name:	Nidec (Shanghai) International Trading Co., Ltd. Beijing Branch
2. Location:	Room 2305, No.9 Dong San Huan Zhong Lu, Chao Yang District, Beijing, China, Zip Code: 100020 Tel: (86) 10-8591-1404 (1424) Fax: (86) 10-8591-1465
3. Start of Operation:	September 26, 2007
4. Representative:	Atsushi Enmando

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